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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934


                                Roberds, Inc.
______________________________________________________________________________
                                (Name of Issuer)

                                 Common Stock
______________________________________________________________________________
                         (Title of Class of Securities)

                                  770292100
______________________________________________________________________________
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement X CUSIP No. 770292100

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
           PNC Bank Corp.  25-143-5979


    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         a)
         b)

    3)   SEC USE ONLY


    4)   Citizenship or Place of Organization Pennsylvania


  Number of Shares             5) Sole Voting Power                     207,400
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power                   114,800


                               7) Sole Dispositive Power                220,900


                               8) Shared Dispositive Power                    0


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                        335,700


   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


   11) Percent of Class Represented by Amount in Row (9)                   5.71


   12) Type of Reporting Person (See Instructions)                           HC



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   Item 1(a) - Name of Issuer:
   Roberds, Inc.

   Item 1(b) - Address of Issuer's Principal Executive Offices:
   1100 East Central Avenue, West Carrollton, Ohio, 45449

   Item 2(a) - Name of Person Filing:
   PNC Bank Corp.

   Item 2(b) - Address of Principal Business Office, or if None, Residence:
   PNC Bank Corp.
   Fifth Avenue and Wood Street
   Pittsburgh, PA 15222

   Item 2(c) - Citizenship:
   Pennsylvania

   Item 2(d) - Title of Class of Securities:
   Common Stock

   Item 2(e) - CUSIP No.:
   770292100

   Item 3 - Statement Filed Pursuant to Rule 13d-1(b) or Rule 13d-2(b):
   Parent Holding Company in accordance with Rule 13d-1(b) (ii) (G):
   PNC Bank Corp. - HC

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   Item 4 - Ownership:
      (a) Amount Beneficially Owned:
                                                                       335,700
      (b) Percent of Class:
                                                                          5.71
      (c) Number of shares to which such person has:
          (i) sole power to vote or to direct the vote                 207,400
          (ii) shared power to vote or to direct the vote              114,800
          (iii) sole power to dispose or to direct the disposition of  220,900
          (iv) shared power to dispose or to direct the disposition of       0

   Item 5 - Ownership of Five Percent or Less of a Class:
                                                                           N/A
   Item 6 - Ownership of More than Five Percent on Behalf of
            Another Person:
                                                                           N/A
   Item 7 - Identification and Classification of the Subsidiary Which
            Acquired the Security Being Reported on by the Parent
            Holding Company:

   Included are the following subsidiaries of PNC Bank Corp. - HC:

   PNC Bancorp, Inc. - HC (wholly owned subsidiary of PNC Bank Corp.)

   PNC Bank, N.A. - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

   PNC Institutional Management Corporation - IA (wholly owned subsidiary of PNC Bank, N.A.)

   Provident Capital Management Inc. - IA (wholly owned subsidiary of PNC Institutional Management Corporation)

   PNC Holding Corp. - HC (wholly owned subsidiary of PNC Bank Corp.)

   PNC Trust Company of New York - BK (wholly owned subsidiary of PNC Holding Corp.)

   Item 8 - Identification and Classification of Members of the Group:
                                                                           N/A

   Item 9 - Notice of Dissolution of Group:
                                                                           N/A

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         Item 10 - Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


         Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 14, 1995
         _____________________________________________________________________
         Date


         /s/ William F. Strome
         _____________________________________________________________________
         Signature - PNC Bank Corp.


         William F. Strome, Senior Vice President
         _____________________________________________________________________
         Name/Title